

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2011

Joseph M. Redling, Chief Executive Officer
Nutrisystem Inc.
300 Welsh Road Building 1
Suite 100
Horsham, PA 19044

> **Re: Nutrisystem, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 5, 2010**
> **File No. 000-28551**

Dear Mr. Redling:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director